J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 2054[redacted]
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	10 January 2008

Dear Sir

J Sainsbury Announces: Third Quarter Trading Statement for 12 weeks to 29 December 2007.

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 10 January 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Third Quarter Trading Statement for 12 weeks to 29 December 2007

RECEIVED
2008 JAN 22 A 11:13

Good Christmas quarter keeps recovery ahead of plan

Highlights

- **Total sales for third quarter up 5.9 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for third quarter up 5.1 per cent (3.7 per cent excluding fuel)**
- **Twelve consecutive quarters of like-for-like sales growth**
- **£2.5 billion additional sales target achieved three months ahead of plan**

Justin King, chief executive, said: "We are pleased to report like-for-like sales growth of 3.7 per cent, excluding fuel, for the third quarter. This is a good result for the Christmas quarter, and is particularly pleasing given the level of competition during this period. We have now completed 12 consecutive quarters of like-for-like sales growth delivering strong three-year growth ahead of our expectations.

"As a result of this continued strong sales momentum, we are also delighted to report that we have now successfully achieved our goal of £2.5 billion of additional sales since March 2005. This significant milestone in our recovery was surpassed early in quarter four, three months ahead of plan.

"We made good year-on-year improvements across a number of seasonal events, such as Halloween and Bonfire Night and this enabled us to continue to grow sales from an already strong base. Over 21.5 million customers shopped at Sainsbury's in the seven days before Christmas supported by our highest level of product availability this year. We served more than 300,000 customers per hour on 23 December, the busiest trading day of the week.

"Over the quarter we continued our investment in the customer offer to ensure our price position remains competitive for customers whilst continuing to provide the additional quality Sainsbury's products have to offer. We also delivered a number of market-leading promotions in the weeks leading up to Christmas. We experienced good growth across our product range with our basics value entry range and our Taste the difference premium range recording the strongest growth of all our sub brands.

"Sainsbury's Online continued to deliver exceptional sales growth of over 40 per cent throughout the quarter. In the week before Christmas we delivered 90,000 orders, our best ever performance and up over 50 per cent on the previous year. We now operate the service from an additional nine stores.

"The performance of our non-food offer is now accelerating in line with our ongoing plans. Growth is being driven by the continued development of product ranges and their introduction into new stores and store extensions. We had a strong Christmas gift offer, our first to be sourced direct by our in-house team. We had significant sales growth in homeware, toys, electrical, entertainment and clothing.

"We are continuing to develop our store estate and are on track to deliver our 2007/08 opening programme. During the quarter we opened 12 new supermarkets, extended five existing stores and refurbished 17 stores including our original 'green' store at Greenwich which reopened in November with significantly enhanced energy efficiency credentials. We also opened eight new convenience stores.

"We are pleased with our third quarter sales performance, the good growth we achieved during the Christmas period and the fact that we have achieved our £2.5 billion additional sales target three months early. Consumer budgets are clearly under pressure and we expect the market to continue to be very competitive. The improvements we have made to our business during our recovery means we are well equipped to perform in this challenging environment and we remain confident in our ability to deliver our growth plans."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 11 January 2008.

(3) Sainsbury's will announce its fourth quarter trading statement on 26 March 2008.

(4) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**	**Q3**
Sales growth including petrol (%)				
Total	5.7	3.8	4.7	**5.9**
Lfl	4.4	2.6	3.3	**5.1**
Sales growth excluding petrol (%)				
Total	6.7	4.7	5.7	**4.7**
Lfl	5.1	3.1	4.0	**3.7**

10 January 2008

Third Quarter Trading Statement for 12 weeks to 29 December 2007

Good Christmas quarter keeps recovery ahead of plan

Highlights

- **Total sales for third quarter up 5.9 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for third quarter up 5.1 per cent (3.7 per cent excluding fuel)**
- **Twelve consecutive quarters of like-for-like sales growth**
- **£2.5 billion additional sales target achieved three months ahead of plan**

Justin King, chief executive, said: "We are pleased to report like-for-like sales growth of 3.7 per cent, excluding fuel, for the third quarter. This is a good result for the Christmas quarter, and is particularly pleasing given the level of competition during this period. We have now completed 12 consecutive quarters of like-for-like sales growth delivering strong three-year growth ahead of our expectations.

"As a result of this continued strong sales momentum, we are also delighted to report that we have now successfully achieved our goal of £2.5 billion of additional sales since March 2005. This significant milestone in our recovery was surpassed early in quarter four, three months ahead of plan.

"We made good year-on-year improvements across a number of seasonal events, such as Halloween and Bonfire Night and this enabled us to continue to grow sales from an already strong base. Over 21.5 million customers shopped at Sainsbury's in the seven days before Christmas supported by our highest level of product availability this year. We served more than 300,000 customers per hour on 23 December, the busiest trading day of the week.

"Over the quarter we continued our investment in the customer offer to ensure our price position remains competitive for customers whilst continuing to provide the additional quality Sainsbury's products have to offer. We also delivered a number of market-leading promotions in the weeks leading up to Christmas. We experienced good growth across our product range with our basics value entry range and our Taste the difference premium range recording the strongest growth of all our sub brands.

"Sainsbury's Online continued to deliver exceptional sales growth of over 40 per cent throughout the quarter. In the week before Christmas we delivered 90,000 orders, our best ever performance and up over 50 per cent on the previous year. We now operate the service from an additional nine stores.

"The performance of our non-food offer is now accelerating in line with our ongoing plans. Growth is being driven by the continued development of product ranges and their introduction into new stores and store extensions. We had a strong Christmas gift offer, our first to be sourced direct by our in-house team. We had significant sales growth in homeware, toys, electrical, entertainment and clothing.

"We are continuing to develop our store estate and are on track to deliver our 2007/08 opening programme. During the quarter we opened 12 new supermarkets, extended five existing stores and refurbished 17 stores including our original 'green' store at Greenwich which reopened in November with significantly enhanced energy efficiency credentials. We also opened eight new convenience stores.

"We are pleased with our third quarter sales performance, the good growth we achieved during the Christmas period and the fact that we have achieved our £2.5 billion additional sales target three months early. Consumer budgets are clearly under pressure and we expect the market to continue to be very competitive. The improvements we have made to our business during our recovery means we are well equipped to perform in this challenging environment and we remain confident in our ability to deliver our growth plans."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 11 January 2008.

(3) Sainsbury's will announce its fourth quarter trading statement on 26 March 2008.

(4) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**	**Q3**
Sales growth including petrol (%)				
Total	5.7	3.8	4.7	**5.9**
Lfl	4.4	2.6	3.3	**5.1**
Sales growth excluding petrol (%)				
Total	6.7	4.7	5.7	**4.7**
Lfl	5.1	3.1	4.0	**3.7**

10 January 2008

Third Quarter Trading Statement for 12 weeks to 29 December 2007

Good Christmas quarter keeps recovery ahead of plan

Highlights

- **Total sales for third quarter up 5.9 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for third quarter up 5.1 per cent (3.7 per cent excluding fuel)**
- **Twelve consecutive quarters of like-for-like sales growth**
- **£2.5 billion additional sales target achieved three months ahead of plan**

Justin King, chief executive, said: "We are pleased to report like-for-like sales growth of 3.7 per cent, excluding fuel, for the third quarter. This is a good result for the Christmas quarter, and is particularly pleasing given the level of competition during this period. We have now completed 12 consecutive quarters of like-for-like sales growth delivering strong three-year growth ahead of our expectations.

"As a result of this continued strong sales momentum, we are also delighted to report that we have now successfully achieved our goal of £2.5 billion of additional sales since March 2005. This significant milestone in our recovery was surpassed early in quarter four, three months ahead of plan.

"We made good year-on-year improvements across a number of seasonal events, such as Halloween and Bonfire Night and this enabled us to continue to grow sales from an already strong base. Over 21.5 million customers shopped at Sainsbury's in the seven days before Christmas supported by our highest level of product availability this year. We served more than 300,000 customers per hour on 23 December, the busiest trading day of the week.

"Over the quarter we continued our investment in the customer offer to ensure our price position remains competitive for customers whilst continuing to provide the additional quality Sainsbury's products have to offer. We also delivered a number of market-leading promotions in the weeks leading up to Christmas. We experienced good growth across our product range with our basics value entry range and our Taste the difference premium range recording the strongest growth of all our sub brands.

"Sainsbury's Online continued to deliver exceptional sales growth of over 40 per cent throughout the quarter. In the week before Christmas we delivered 90,000 orders, our best ever performance and up over 50 per cent on the previous year. We now operate the service from an additional nine stores.

"The performance of our non-food offer is now accelerating in line with our ongoing plans. Growth is being driven by the continued development of product ranges and their introduction into new stores and store extensions. We had a strong Christmas gift offer, our first to be sourced direct by our in-house team. We had significant sales growth in homeware, toys, electrical, entertainment and clothing.

"We are continuing to develop our store estate and are on track to deliver our 2007/08 opening programme. During the quarter we opened 12 new supermarkets, extended five existing stores and refurbished 17 stores including our original 'green' store at Greenwich which reopened in November with significantly enhanced energy efficiency credentials. We also opened eight new convenience stores.

"We are pleased with our third quarter sales performance, the good growth we achieved during the Christmas period and the fact that we have achieved our £2.5 billion additional sales target three months early. Consumer budgets are clearly under pressure and we expect the market to continue to be very competitive. The improvements we have made to our business during our recovery means we are well equipped to perform in this challenging environment and we remain confident in our ability to deliver our growth plans."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 11 January 2008.

(3) Sainsbury's will announce its fourth quarter trading statement on 26 March 2008.

(4) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**	**Q3**
Sales growth including petrol (%)				
Total	5.7	3.8	4.7	**5.9**
Lfl	4.4	2.6	3.3	**5.1**
Sales growth excluding petrol (%)				
Total	6.7	4.7	5.7	**4.7**
Lfl	5.1	3.1	4.0	**3.7**

Third Quarter Trading Statement for 12 weeks to 29 December 2007

Good Christmas quarter keeps recovery ahead of plan

Highlights

- **Total sales for third quarter up 5.9 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for third quarter up 5.1 per cent (3.7 per cent excluding fuel)**
- **Twelve consecutive quarters of like-for-like sales growth**
- **£2.5 billion additional sales target achieved three months ahead of plan**

Justin King, chief executive, said: "We are pleased to report like-for-like sales growth of 3.7 per cent, excluding fuel, for the third quarter. This is a good result for the Christmas quarter, and is particularly pleasing given the level of competition during this period. We have now completed 12 consecutive quarters of like-for-like sales growth delivering strong three-year growth ahead of our expectations.

"As a result of this continued strong sales momentum, we are also delighted to report that we have now successfully achieved our goal of £2.5 billion of additional sales since March 2005. This significant milestone in our recovery was surpassed early in quarter four, three months ahead of plan.

"We made good year-on-year improvements across a number of seasonal events, such as Halloween and Bonfire Night and this enabled us to continue to grow sales from an already strong base. Over 21.5 million customers shopped at Sainsbury's in the seven days before Christmas supported by our highest level of product availability this year. We served more than 300,000 customers per hour on 23 December, the busiest trading day of the week.

"Over the quarter we continued our investment in the customer offer to ensure our price position remains competitive for customers whilst continuing to provide the additional quality Sainsbury's products have to offer. We also delivered a number of market-leading promotions in the weeks leading up to Christmas. We experienced good growth across our product range with our basics value entry range and our Taste the difference premium range recording the strongest growth of all our sub brands.

"Sainsbury's Online continued to deliver exceptional sales growth of over 40 per cent throughout the quarter. In the week before Christmas we delivered 90,000 orders, our best ever performance and up over 50 per cent on the previous year. We now operate the service from an additional nine stores.

"The performance of our non-food offer is now accelerating in line with our ongoing plans. Growth is being driven by the continued development of product ranges and their introduction into new stores and store extensions. We had a strong Christmas gift offer, our first to be sourced direct by our in-house team. We had significant sales growth in homeware, toys, electrical, entertainment and clothing.

"We are continuing to develop our store estate and are on track to deliver our 2007/08 opening programme. During the quarter we opened 12 new supermarkets, extended five existing stores and refurbished 17 stores including our original 'green' store at Greenwich which reopened in November with significantly enhanced energy efficiency credentials. We also opened eight new convenience stores.

"We are pleased with our third quarter sales performance, the good growth we achieved during the Christmas period and the fact that we have achieved our £2.5 billion additional sales target three months early. Consumer budgets are clearly under pressure and we expect the market to continue to be very competitive. The improvements we have made to our business during our recovery means we are well equipped to perform in this challenging environment and we remain confident in our ability to deliver our growth plans."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 11 January 2008.

(3) Sainsbury's will announce its fourth quarter trading statement on 26 March 2008.

(4) Sales results for the year to date:

2007/08	Q1	Q2	H1	Q3
Sales growth including petrol (%)				
Total	5.7	3.8	4.7	**5.9**
Lfl	4.4	2.6	3.3	**5.1**
Sales growth excluding petrol (%)				
Total	6.7	4.7	5.7	**4.7**
Lfl	5.1	3.1	4.0	**3.7**

10 January 2008

Third Quarter Trading Statement for 12 weeks to 29 December 2007

Good Christmas quarter keeps recovery ahead of plan

Highlights

- **Total sales for third quarter up 5.9 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for third quarter up 5.1 per cent (3.7 per cent excluding fuel)**
- **Twelve consecutive quarters of like-for-like sales growth**
- **£2.5 billion additional sales target achieved three months ahead of plan**

Justin King, chief executive, said: "We are pleased to report like-for-like sales growth of 3.7 per cent, excluding fuel, for the third quarter. This is a good result for the Christmas quarter, and is particularly pleasing given the level of competition during this period. We have now completed 12 consecutive quarters of like-for-like sales growth delivering strong three-year growth ahead of our expectations.

"As a result of this continued strong sales momentum, we are also delighted to report that we have now successfully achieved our goal of £2.5 billion of additional sales since March 2005. This significant milestone in our recovery was surpassed early in quarter four, three months ahead of plan.

"We made good year-on-year improvements across a number of seasonal events, such as Halloween and Bonfire Night and this enabled us to continue to grow sales from an already strong base. Over 21.5 million customers shopped at Sainsbury's in the seven days before Christmas supported by our highest level of product availability this year. We served more than 300,000 customers per hour on 23 December, the busiest trading day of the week.

"Over the quarter we continued our investment in the customer offer to ensure our price position remains competitive for customers whilst continuing to provide the additional quality Sainsbury's products have to offer. We also delivered a number of market-leading promotions in the weeks leading up to Christmas. We experienced good growth across our product range with our basics value entry range and our Taste the difference premium range recording the strongest growth of all our sub brands.

"Sainsbury's Online continued to deliver exceptional sales growth of over 40 per cent throughout the quarter. In the week before Christmas we delivered 90,000 orders, our best ever performance and up over 50 per cent on the previous year. We now operate the service from an additional nine stores.

"The performance of our non-food offer is now accelerating in line with our ongoing plans. Growth is being driven by the continued development of product ranges and their introduction into new stores and store extensions. We had a strong Christmas gift offer, our first to be sourced direct by our in-house team. We had significant sales growth in homeware, toys, electrical, entertainment and clothing.

"We are continuing to develop our store estate and are on track to deliver our 2007/08 opening programme. During the quarter we opened 12 new supermarkets, extended five existing stores and refurbished 17 stores including our original 'green' store at Greenwich which reopened in November with significantly enhanced energy efficiency credentials. We also opened eight new convenience stores.

"We are pleased with our third quarter sales performance, the good growth we achieved during the Christmas period and the fact that we have achieved our £2.5 billion additional sales target three months early. Consumer budgets are clearly under pressure and we expect the market to continue to be very competitive. The improvements we have made to our business during our recovery means we are well equipped to perform in this challenging environment and we remain confident in our ability to deliver our growth plans."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

END

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 11 January 2008.

(3) Sainsbury's will announce its fourth quarter trading statement on 26 March 2008.

(4) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**	**Q3**
Sales growth including petrol (%)				
Total	5.7	3.8	4.7	**5.9**
Lfl	4.4	2.6	3.3	**5.1**
Sales growth excluding petrol (%)				
Total	6.7	4.7	5.7	**4.7**
Lfl	5.1	3.1	4.0	**3.7**

END